FEC Resources Inc. Suite 2300, Bentall 5, 550 Burrard Street Vancouver, British Columbia V6C 2B5

June 22, 2020

Timothy S. Levenberg
Division of Corporation Finance
Office of Energy & Transportation
US Securities and Exchange Commission
Washington, D.C. 20549

Re:         FEC Resources Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form F-1
Filed June 19, 2020
File No. 333-235559

Dear Levenberg:

The Company hereby requests that the above-captioned registration statement become effective at 10:00 a.m. EST on Friday, June 26, 2020, or as soon as practicable thereafter.

The Company hereby authorizes W. Scott Lawler to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Wallace

Paul Wallace